[LETTERHEAD OF ALPHA TECHNOLOGIES GROUP, INC.]

                                                          October 30, 2002


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention:  Steven C. Duvall, Assistant Director

               Re: Alpha Technologies Group, Inc.
                   Form S-3/A-1 filed June 5, 2002
                   File No. 333-85956

Dear Sirs:

         Alpha Technologies Group, Inc. ("Alpha") hereby makes an application to withdraw its Registration Statement on Form S-3 (No. 333-85956) because of the excessive expense Alpha would incur to provide audited financial statements for National Northeast Corporation, an entity it acquired in January 2001, for 2000. Alpha currently intends to refile a Registration Statement on Form S-3 on or about February 1, 2004 to register the shares that were the subject of the above referenced offering. No securities were sold in connection with this offering.

                                                Very truly yours,

                                                ALPHA TECHNOLOGIES GROUP, INC.



                                                By: /s/ Lawrence Butler
                                                   --------------------------
                                                   Lawrence Butler
                                                   Chairman & CEO